UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

QUEENCO LEISURE INTERNATIONAL LTD.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

The State of Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

(Y.Z) QUEENCO LTD.
(Name of Person(s) Furnishing Form)

Ordinary Shares, with a nominal value of NIS 1.00 each (“Shares”)
Global Depositary Receipts, each representing 10 Shares
(Title of Class of Subject Securities)

Shares: Not applicable
Global Depositary Receipts: 7482B104; 74824B203
(CUSIP Number of Class of Securities (if applicable))

(Y.Z) Queenco Ltd.
11 Menachem Begin Street
Ramat-Gan 5268104
Telephone: +972-3-7566555
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copy to:
Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas, 23th Floor New York, New York 10036 Telephone: 212-880-6363

October 28, 2014
(Date Tender Offer/Rights Offering Commenced)

Part I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit 1.1	Tender Offer Document dated October 28, 2014
Exhibit 1.2	Extract of (Y.Z) Queenco Ltd.’s prospectus and additional information regarding (Y.Z) Queenco Ltd. (the "Prospectus")

Item 2.  Informational Legends

The required legends are included on the cover page and under the heading “Notice to United States Holders” on p. 3 of the Tender Offer Document, and on the cover page of the Prospectus, a copy of each which is furnished as Exhibit 1.1 and Exhibit 1.2 to this Form CB, respectively.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on October 29, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated as of October 29, 2014.

(Y.Z) QUEENCO LTD.

By:	/s/ Arie Haviv
Name: Arie Haviv
Title: Chief Financial Officer